               S O N F I E L D  &  S O N F I E L D
                     A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-6666 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director Robert@sonfield.com Erin Willis Legal Assistant Erin@sonfield.com

By facsimile, overnight delivery and EDGAR

January 5, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Integrated Media Holdings, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed December 24, 2008
File No. 1-16381

Dear Ms. Plowgian:

This letter is in response to your comments about the captioned filing dated January 2, 2009.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

The revised preliminary 14C, clean and with revision marks, is filed with EDGAR.  In addition this letter is filed as correspondence with EDGAR and we will overnight to you one copy of each (without exhibits) with the changes in the amended 14C marked.

For the purpose of making the document more understandable we have deleted some of the information that does not relate to any matter to be acted upon (amendments to the preferred stock) and historical matters that are no longer current (recent change in control of the company).  However, we have included the disclosures related to the unaffiliated entities who are parties to the custodian agreement notwithstanding they are not covered by Item 5 of Rule 14A: “Interest of Certain Persons in Matters to be Acted Upon.”

General

1.
Please explain why, in your response to comment one from our letter dated December 23, 2008, the “TOTAL” row does not add up to the individual numbers and percentages set forth in the “Total Voting Shares...” and “Total %” columns. In this regard, if you sum up the number of shares in the “Total Voting Shares...” column, it adds up to 51,124,343 shares rather than 55,999,443 shares set forth under the “TOTAL” row. Similarly, if you sum up the percentages in the “Total % Column, it only adds up to 58.3% rather than the 62.8% set forth under the “TOTAL” row. In addition, explain why page two of the preliminary information statement still indicates that such shareholders own an aggregate of 63,097,155 voting shares.

The totals in this supplemental disclosure, that is not required by Schedule 14C or the relevant sections of Schedule 14A, does not total because there are typographical errors in the table.  The corrected version is attached as an exhibit.

2.	We note your response to comment one from our letter dated December 23, 2008. Please tell us the manner in which you obtained the consents from the non-affiliated parties.

The consents of the nonaffiliated parties who are parties to the custodian agreement were obtained by request of the officer of the custodian agreement after the officers and directors had agreed among themselves to the actions described in the information statement.

3.
We note your response to comment three of our letter dated December 23, 2008. We reissue this comment. The table on page 20 of your revised preliminary information statement indicates that although you have 100,000,000 shares authorized, you also have 111,846,378 shares issued and reserved and unissued. If that is accurate, it appears that your existing contractual obligations to issue post reverse stock split shares upon conversion of the convertible debt and series A preferred stock are dependent upon the reincorporation of the company and the resulting increase in your authorized shares. Please clarify this discrepancy or provide the disclosure we previously requested.

Item 1 of Schedule 14C – entitled: “Information Required in Information Statement” includes the following:

Item 1.	Information required by Items of Schedule 14A .

“Furnish the information called for by all of the items of Schedule 14A of Regulation 14A (other than Items 1(c).2, 4 and 5 thereof) which would be applicable to any matter to be acted upon at the meeting if proxies were to be solicited in connection with the meeting.  Notes A, C, D, and E to Schedule 14A are also applicable to Schedule 14C.”

Note A to Schedule 14A provides:

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.  For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.”

The conversion of the Series C Preferred Stock and the issuance of shares upon conversion of debt do not involve other matters with respect to which information is called for by other items of the schedule.  More specifically, the reincorporation and resulting increase in the number of authorized common shares is not for the purpose of acquiring another company.  Another company, TeleChem International, Inc., was acquired by means of a triangular reverse merger completed on the 21st day of February, 2008 and timely disclosed in a current report on Form 8-K.  However, the information described in Item 11, 13 and 14 is included in the current report on Form 8-K/A filed August 19, 2008 and the information specified in Item 11 is included in the information statement.

If you believe the Item 11, 13 and 14 disclosure, although not required, will be helpful to an understanding of the filing, we suggest the definitive information statement include the Form 8-K/A as an exhibit.  Please advise.

Summary, page 4

4.
We note your response to comment four from our letter dated December 23, 2008. We reissue this comment because a corporate action by the written authorization of security holders was taken by the company. Page six of your preliminary information statement indicates that “[t]he beneficial owners of approximately 62.8% of the total voting shares of the Company’s capital stock entitled to vote on these matters approved... the amendments to the Series A Preferred Stock and Series C Preferred Stock by a written consent to action without meeting dated as of November 24, 2008.” In addition, as previously requested, please provide disclosure about the amendments to the preferred stock in this section of your information statement, as such information is required to be disclosed to the shareholders pursuant of state law.

We believe the elective information only disclosure describing the amendments to the Series A Preferred Stock and Series C Preferred Stock is creating confusion to an overall understanding of the Information Statement and could detract from a clear understanding of the primary purpose of the filing. Therefore, this reference has been deleted because it is not a matter to be acted upon pursuant to the Information Statement.  Additionally the amendment to the Series A and Series C Preferred Stock was disclosed in the company’s current report on Form 8-K filed November 25, 2008.

Information Regarding Beneficial Ownership, page 16

5.
We note your response to comment nine from our letter dated December 23, 2008. There are several inconsistencies between your footnotes and the disclosure in this table as well as the information provided in the table of beneficial ownership as of December 15. For example:

•	Footnote one: The aggregate number of shares listed in this footnote is 1,950,000, while the total number of shares of common stock reflected in column one of this table is 2,000,000.

•	Footnote four: The aggregate number of shares listed in this footnote is 1,100,001, while the total number of shares of common stock reflected in column one of this table is 1,100,000.

•	Footnote five: The aggregate number of shares included in this footnote is 1,100,001, while the total number of shares of common stock reflected in column one of this table is 1,100,000.

•
Footnote six: This footnote indicates that the Series A shares owned by this party prior to the reverse stock split would result in 63,472 shares after the stock split and conversion. However, if 198,398 shares are owned by this party prior to the stock split, the resulting number of common shares would be 63,487.

•	Footnote seven: The aggregate number of shares listed in this footnote is 1,299,999, while the total number of shares of common stock reflected in column one of this table is 1,300,000.

•
The aggregate amount of shares issued upon the conversion of debt as indicated in these footnotes  does not appear to equal the 10,711,812 shares you state are being issued in exchange for all currently outstanding convertible debt.

Please correct these errors or explain these discrepancies.

We agree, there are inconsistencies in our prior response, and have eliminated same by amending the footnotes and the disclosure in the table of information regarding beneficial ownership as of December 15, 2008.

The last bullet point of your comment 5, asks why the footnotes do not total 10,771,812 shares.   In accordance with the requirements of Item 5 of Schedule 14A, the table presents officers, directors and affiliates.  Although not specified by Item 5, the table includes beneficial holders of more than 5% of the voting shares.  The total number of shares does not equal 10,711,812 because beneficial holders of less than 5% voting rights are not included.

6.	For each relevant person, disclose the amount of debt (including any accrued interest or other fees) that is being cancelled for the number of shares being issued.

In response to your comment, we had included a table entitled “Supplemental Information Related to Conversion of Debt.”

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very truly yours,

Robert L. Sonfield, Jr.
Managing Director

Cc: Rene’ Schena, Chief Executive Officer
Integrated Media Holdings, Inc.

William L. Sklar, Director
Integrated Media Holdings, Inc.

The Loev Law Firm, PC
Attn: David M. Loev, Esq.

EXHIBIT TO LETTER DATED JANUARY 5, 2008 TO MS JESSICA PLOWGIAN

Name and Address of Beneficial Owner	Total Voting Shares Based on All Voting Shares Outstanding	Total %
WEM Equity Capital Investments, Ltd.	3,484,797	3.90%
Briarpatch, Ltd.	3,484,797	3.90%
Donald Sapaugh	2,131,352	2.40%
Hunter Carr	2,104,639	2.40%
First Sage Equity, Inc.	2,428,430	2.70%
Phillip Johnson	2,023,691	2.30%
Jukka Tolonen	1,944,768	2.20%
Fairfield Financing, Inc.	2,428,430	2.70%
William L. Sklar, Director (1)	968,539	1.1%
Rena’ A Schena, Chief Executive Officer,(1)	14,999,950	16.80%
Mark Schena, Director & President (1)	5,000,100	5.60%
Todd Martinsky, Director & EVP (1)	9,999,850	11.2%
Paul K. Haje, Director of Advertising and Public Relations (1)	5,000,100	5.6%
TOTAL	55,999,443	62.8%

(1) Officers or directors